787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 16, 2012

VIA EDGAR

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Funds

Post-Effective Amendment No. 43 to the Registration Statement Filed on December 15, 2011

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on January 30, 2012.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for the Aberdeen U.S. High Yield Bond Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:          In the fee table, please move the footnote 1 reference to “Other Expenses,” as it is only applicable to “Other Expenses,” and modify footnote 1 accordingly.

Response:                    The requested modifications have been made.

Comment No. 2:          In the fee table, please disclose that the maximum deferred sales charge for Class A shares is 0.75%.  A footnote may be added to indicate the circumstances under which such deferred sales charge will be charged.

Response:                    The Registrant has kept the disclosure in the fee table as “None,” but has added a footnote stating that a contingent deferred sales charge of up to 0.75% will be charged on Class A

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

shares redeemed within 18 months of purchase if no sales charge was paid on the original purchase and a finder’s fee was paid.

Comment No. 3:          Please file the expense limitation agreement as an exhibit to the next filing for the Fund.

Response:                    The Registrant will file the expense limitation agreement with respect to the Fund as an exhibit to its next filing relating to the Fund.

Comment No. 4:          The second sentence under the “Principal Strategies” section in the Summary states that an issuer will be considered a U.S. issuer if it conducts a significant portion of its business in the U.S.  Please explain how “significant portion” is determined (e.g., assets, revenues or profits).

Response:                    The Fund determines whether an issuer conducts a “significant portion” of its business in the U.S. based on the revenues it earns from the U.S.

Comment No. 5:          Please disclose the Fund’s policy with respect to the maturity of its bond holdings.  If there is no policy, state that the Fund’s bond holdings are not restricted as to maturity.

Response:                    The Fund does not have a specific policy on maturity of its bond holdings.

Comment No. 6:          Please explain supplementally how the Fund determines how a security will be listed in the BoA ML US HY Index.

Response:                    The BoA ML US HY Index rules include “qualifying criteria” for securities to be included in the Index.  Under the Index rules, any issues that meet the “qualifying criteria” are included in the Index the following month, which enables the Fund to determine that a security will be included in the Index.

Comment No. 7:          Please define “non-corporate debt securities.”

Response:                    The Fund has added disclosure of examples of non-corporate debt securities.  The examples provided are government bonds and structured finance securities.

Comment No. 8:          Please explain supplementally why credit default swaps are considered bonds.

Response:                    The Fund has deleted the reference to credit default swaps in the sentence that lists the securities and instruments that are considered “below investment grade bonds” for the purposes of the Fund’s 80% policy.  However, the Fund intends to invest in credit default swaps and include the value of such swaps in meeting its 80% policy if the underlying asset of the swap is a below investment grade bond.  In the third paragraph of the “Principal Strategies” section, the Fund discloses that the value of derivative with an underlying asset that meets the 80% policy will be included to meet the 80% minimum.  Further, the Fund discloses that it will invest in credit default swaps in the third paragraph of the “Principal Strategies” section.  The manager believes that selling protection via the credit default swap market will provide exposure that is very similar to buying a bond.  Typically, if the credit profile of the company improves, the credit default swap spread and bonds spread will tighten as a result.

Comment No. 9:          Please state supplementally how derivatives will be valued for purposes of the Fund’s 80% investment policy.  Please confirm that the Fund will not use the notional value of its derivatives for purposes of the Fund’s 80% investment policy.

Response:                    The Fund will value its derivatives using mark-to-market value for purposes of its 80% investment policy and will not use the notional value of its derivatives for purposes of such policy.

Comment No. 10:        Please move the statement regarding the Fund’s ability to change its investment objective without shareholder approval to the section of the prospectus required by Item 9 of Form N-1A.  Please also disclose how much notice the Fund will provide relating to a change in the Fund’s investment objective.

Response:                    The Registrant has deleted the above-referenced statement from the Summary.  A statement to the same effect is included in the “Fund Details” section of the prospectus.  The Registrant has not added disclosure regarding the notice period to be given in the event of a change in the Fund’s investment objective, as the Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.

Comment No. 11:        In the risk factor relating to high-yield bonds, please state that investments in junk bonds are considered speculative.

Response:                    The requested disclosure has been added.

Comment No. 12:        Since derivatives risk is disclosed as a principal risk, please add counterparty risk as a separate risk.

Response:                    The requested disclosure has been added.

Comment No. 13:        Please move the “Performance” section in the Summary above the “Investment Adviser” section of the Summary, as required by Form N-1A.

Response:                    The requested edit has been made.

Comment No. 14:        Please move the first three sentences in the paragraph following the table in “Purchase and Sale of Fund Shares” section out of the Summary, as such disclosure is not permitted or required by Form N-1A.

Response:                    The Registrant respectfully declines to take this comment, as it believes such disclosure is necessary and appropriate since it relates to the minimum investment requirements for certain accounts.

Comment No. 15:        To the extent possible, please group together all securities descriptions, followed by all strategies, followed by all risks, in the “Fund Details — Additional Information about Investments, Investment Techniques and Risks” subsection.  Please also ensure that any principal risk disclosed in the Summary appears in such subsection.

Response:                    The Registrant has combined the Fund’s prospectus with the prospectus for the other Aberdeen Funds.  Accordingly, the above-referenced section has been merged into the corresponding section for the Aberdeen Funds prospectus, which the Staff has recently reviewed.

Comment No. 16:        Please confirm that the “Disclosure of Portfolio Holdings” section of the SAI discloses any ongoing arrangements to provide portfolio holdings to third parties.

Response:                    The above-referenced section discloses all current ongoing arrangements to provide portfolio holdings to third parties.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:                                 Lucia Sitar, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP